# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eaton Vance Senior Floating-Rate Trust, CIK 0001258623
CUSIP: 27828Q204, 27828Q303, 27828Q402, 27828Q501
Title of class of securities: AUCTION RATE PREFERRED
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 05/29/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000070858

## Reporting persons
- BANK OF AMERICA CORP /DE/: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: All of the Reporting Persons Auction Preferred Shares were tendered to and accepted by the Issuer pursuant to a tender offer by Issuer. As a result of such transaction, the Reporting Person no longer beneficially owns any shares of the class of securities reported herein, and its beneficial ownership is 0%.
- BANK OF AMERICA NA: type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: All of the Reporting Persons Auction Preferred Shares were tendered to (and accepted by) the Issuer pursuant to a tender offer by Issuer. As a result of such transaction, the Reporting Person no longer beneficially owns any shares of the class of securities reported herein, and its beneficial ownership is 0%.

## Item 1. Issuer
Name of issuer: Eaton Vance Senior Floating-Rate Trust
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, BOSTON, MASSACHUSETTS, 02109.

## Item 2. Person Filing
Name of person filing: BANK OF AMERICA CORP /DE/
Address of principal business office or, if none, residence:
BANK OF AMERICA CORPORATE CENTER
100 N TRYON ST
CHARLOTTE, NC 28255
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0.00
Percent of class: 0.00%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BANK OF AMERICA CORP /DE/: /s/Monica Yako, Authorized Signatory (06/05/2026)
- BANK OF AMERICA NA: /s/Monica Yako, Authorized Signatory (06/05/2026)